UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One)
[ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K   [X] Form 10-QSB  [ ] Form N-SAR

For Period Ended: June 30, 1997

[ ] Transition Report Form 10-KSB [ ] Transition Report Form 20-F [ ] Transition
Report Form 11-K   [x] Transition Report Form 10-QSB  [ ] Transition Report Form
N-SAR

For the Transition Period Ended: 3/31/98
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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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     If the notification relates to a portion of the filing checked above, indentify the items(s) to which the notification relates:

PART 1 -    REGISTRANT INFORMATION (Official Text)

Full Name of Registrant

SUCCESS DEVELOPMENT INTERNATIONAL, INC.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

9799 OLD ST. AUGUSTINE ROAD

City, State and Zip Code

JACKSONVILLE, FLORIDA 32257

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PART II - RULES 12B-25 (B) and (C)
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if the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b- 25(b) the following should be completed. (Check box if appropriate)

[ ] (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x ] (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.

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PART III - NARRATIVE (Official Text)
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N/A

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PART IV - OTHER INFORMATION (Official Text)
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(1) Name and Telephone number of person to contact in regard to this

Ralph E. Vroman, Jr.,   Chief Financial Officer,  (904) 886-2985

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter perod that the Registrant was required to file such report(s) been filed? If answer is no, idenify report(s)

[X] YES   [ ] NO

(3) Is is anticipated that any significant change in results of opertions from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

[ ] YES   [X] NO

                     SUCCESS DEVELOPMENT INTERNATIONAL, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:  /s/ Ralph E. Vroman, Jr.                   Date: 5/18/98
         Chief Financial Officer